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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         America West Airlines, Inc.
                                 ----------
                              (Name of Issuer)


                    Class A Common Stock, $.01 par value
                    Class B Common Stock, $.01 par value
                  Warrants to Purchase Class B Common Stock
                                 ----------
                       (Title of Class of Securities)


                                 023650  302
                                 023650  203
                                 023650  112
                                 ----------
                               (CUSIP Numbers)


                              Jeffery A. Smisek
            Senior Vice President, General Counsel and Secretary
                         Continental Airlines, Inc.
                       2929 Allen Parkway, Suite 2010
                            Houston, Texas 77019
                               (212) 834-5000
                                 ----------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              November 17, 1995
                                 ----------
                        (Date of Event which Requires
                          Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement  [  ].
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                                  SCHEDULE 13D

CUSIP Nos. 023650  302, 023650  203, 023650  112

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Continental Airlines, Inc.
         74-2099724


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [X]
         (b)     [  ]


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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         WC


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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
         [  ]


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


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                          7       SOLE VOTING POWER

                          CLASS A COMMON STOCK             325,505
                          CLASS B COMMON STOCK           2,311,094
                          WARRANTS                         802,860

NUMBER OF
  SHARES         --------------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY
   EACH                   CLASS A COMMON STOCK           1,200,000
                          CLASS B COMMON STOCK          13,601,967
                          WARRANTS                       4,897,538





                                       2
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                 --------------------------------------------------------------
REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                   CLASS A COMMON STOCK             325,505
                          CLASS B COMMON STOCK           2,311,094
                          WARRANTS                         802,860

                 --------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                          CLASS A COMMON STOCK           1,200,000
                          CLASS B COMMON STOCK          13,601,967
                          WARRANTS                       4,897,538


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          CLASS A COMMON STOCK           1,200,000
                          CLASS B COMMON STOCK          13,601,967
                          WARRANTS                       4,897,538


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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          CLASS A COMMON STOCK                 100%
                          CLASS B COMMON STOCK                27.8%
                          WARRANTS                            47.2%


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14        TYPE OF REPORTING PERSON

          CO

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         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994 (the "Schedule 13D") of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

         Paragraphs 3 through 32 of Item 2 of the Schedule 13D are hereby amended to read in their entirety as follows:

         The executive officers of Continental are: Ben Baldanza (Vice President - Pricing and Scheduling), Gordon M. Bethune (President, Chief Executive Officer and Director), Gregory D. Brenneman (Chief Operating Officer and Director), Mark A. Erwin (Senior Vice President - Airport Services), Lawrence W. Kellner (Senior Vice President and Chief Financial Officer), David
A. Loeser (Senior Vice President - Human Resources), C.D. McLean (Senior Vice President - Operations), Barry P. Simon (Senior Vice President - Europe) and Jeffery A. Smisek (Senior Vice President, General Counsel and Secretary). The directors of Continental are: Thomas J. Barrack, Jr., Gordon M. Bethune, Gregory D. Brenneman, David Bonderman, Joel H. Cowan, Patrick Foley, Rowland C. Frazee, Hollis L. Harris, Dean C. Kehler, Robert L. Lumpkins, Douglas McCorkindale, David E. Mitchell, O.C., Richard W. Pogue, William S. Price III, Donald L. Sturm, Claude I. Taylor, O.C., Karen Hastie Williams and Charles A. Yamarone, each of whom is a natural person.

         Ben Baldanza has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Vice President - Pricing and Scheduling of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Baldanza is a citizen of the United States.

         Gordon M. Bethune has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President, Chief Executive Officer and director of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Bethune is a citizen of the United States.

         Gregory D. Brenneman has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Chief Operating Officer and director of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Brenneman is a citizen of the United States.

         Mark A. Erwin has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Airport Services of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Erwin is a citizen of the United States.





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         Lawrence W. Kellner has his principal business address at 2929 Allen
Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President and Chief Financial Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Kellner is a citizen of the United States.

         David A. Loeser has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Human Resources of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Loeser is a citizen of the United States.

         C.D. McLean has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Operations of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. McLean is a citizen of the United States.

         Barry P. Simon has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Europe of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Simon is a citizen of the United States.

         Jeffery A. Smisek has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President, General Counsel and Secretary of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Smisek is a citizen of the United States.

         Thomas J. Barrack, Jr., has his principal business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. His principal occupation is as Chief Executive Officer of Colony Capital, Inc. and Colony Advisors, Inc., which have their principal business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. Mr. Barrack is a citizen of the United States.

         David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a Managing Director of Air Partners, L.P. and Texas Pacific Group, which have their business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and 600 California Street, Suite 1850, San Francisco, California 94920, respectively. Mr. Bonderman is a citizen of the United States.

         Joel H. Cowan has his principal business address at 781 Marietta Street, Atlanta, Georgia 30318. His principal occupation is as President of Cowan & Associates, which has its business address at 781 Marietta Street, Atlanta, Georgia 30318. Mr. Cowan is a citizen of the United States.

         Patrick Foley has his business address at 333 Twin Dolphin Drive, Redwood City, California 94065. His principal occupation is as Chairman of the Board, President and Chief Executive Officer of DHL Airways, Inc., which has its principal business address at 333 Twin Dolphin Drive, Redwood City, California 94065. Mr. Foley is a citizen of the United States.





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         Rowland C. Frazee, has his business address at Royal Bank of Canada, 1
Place Villa Marie, 3rd Floor, Montreal Quebec Canada H3B 4A7. He is retired. Mr. Frazee is a citizen of Canada.

         Hollis L. Harris has his business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. His principal occupation is as Chairman of the Board, President and Chief Executive Officer of Air Canada, which has its principal business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. Mr. Harris is a citizen of the United States.

         Dean C. Kehler has his business address at 1325 Avenue of the Americas, 22nd Floor, New York, New York 10019. His principal occupation is as Managing Director of CIBC Wood Gundy Securities Corp., which has its principal business address at 1325 Avenue of the Americas, 22nd Floor, New York, New York 10019. Mr. Kehler is a citizen of the United States.

         Robert L. Lumpkins has his business address at P. O. Box 5724, Minneapolis, Minnesota 55440-5724. His principal occupation is as Senior Vice President, Chief Financial Officer, Vice Chairman and Director of Cargill, Inc., which has its business address at P. O. Box 5724, Minneapolis, Minnesota 55440-5724. Mr. Lumpkins is a citizen of the United States.

         Douglas McCorkindale has his principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. His principal occupation is as Vice Chairman, Director and Chief Financial and Administrative Officer of Gannett Co., Inc., which has its principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. Mr. McCorkindale is a citizen of the United States.

         David E. Mitchell, O.C. has his business address at Suite 3900, 421 7th Avenue Southwest, Calgary, Alberta, Canada T2P 4K9. His principal occupation is as Chairman of Alberta Energy Company, Ltd., which has its business address at Suite 3900, 421 7th Avenue Southwest, Calgary, Alberta, Canada T2P 4K9. Mr. Mitchell is a citizen of Canada.

         Richard W. Pogue has his business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. His principal occupation is with Dix & Eaton, which has its business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. Mr. Pogue is a citizen of the United States.

         William S. Price III has his business address at 600 California Street, Suite 1850, San Francisco, California 94920. His principal occupation is as a Managing Director of Air Partners, L.P. and Texas Pacific Group, which have their business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and 600 California Street, Suite 1850, San Francisco, California 94920, respectively. Mr. Price is a citizen of the United States.

         Donald L. Sturm has his business address at 3033 East 1st Avenue, Denver, Colorado 80206. His principal occupation is as Chairman of the Board and Chief Executive Officer of





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
Community First Bankshares, Inc., Community First Bancorp, Inc. and Sturm Investment, Inc., which have their principal business address at 3033 East 1st Avenue, Denver, Colorado 80206. Mr. Sturm is a citizen of the United States.

         Claude I. Taylor, O.C. has his principal business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. His principal occupation is as Chairman Emeritus of Air Canada, which has its business address Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. Mr. Taylor is a citizen of Canada.

         Karen Hastie Williams has her business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Her principal occupation is as Partner of Crowell & Moring, which has its business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Ms. Williams is a citizen of the United States.

         Charles A. Yamarone has his business address at 11766 Wilshire Blvd., Suite 870, Los Angeles, California 90025. His principal occupation is as Executive Vice President and Research Director for Libra Investments, Inc., which has its business address at 11766 Wilshire Blvd., Suite 870, Los Angeles, California 90025. Mr. Yamarone is a citizen of the United States.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

 (a)-(b) At the date hereof, Continental has the sole power to vote and dispose of 325,505 shares of the Class A Common, 1,508,234 shares of the Class B Common, and 802,860 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Continental represents approximately 27.1% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The Class B Common held by Continental represents approximately 3.4% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The Warrants held by Continental represent approximately 7.7% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Continental represent approximately 5.2% of the 44,770,238 shares of Class B Common which would be assumed to be outstanding upon such exercise.

         As set forth in Item 5(d) and 6, the TPG Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the TPG Parties together with each of GPA, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own





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
the securities of the Company owned by the other. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, GPA and Mesa is contained in separate Schedules 13D, as amended, being filed by each of the TPG Parties, GPA and Mesa. In an amendment to its
Schedule 13D filed on November 20, 1995, GPA reported that on November 14, 1995 it sold 900,000 shares of Class B Common to Salomon Brothers Inc at a price of $16.51 per share by means of a block trade on the New York Stock Exchange with a settlement date of November 17, 1995. In the same amendment, GPA reported that it continued to hold 1,384,615 Warrants.

         On the basis of information contained in the Schedules 13D filed by the TPG Parties, GPA and Mesa and the amendment to its Schedule 13D filed by GPA, following this sale of Class B Common by GPA, Continental, the TPG Parties, Mesa and GPA, as a group, beneficially own 1,200,000 shares of the Class A Common, 8,704,429 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 19.8% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 27.8% of the 48,864,916 shares of Class B Common which would be assumed to be outstanding upon such exercise.

         Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

         To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof.

         Pursuant to the Stockholders' Agreement and the GPA Voting Agreement, the parties to such agreements have agreed, inter alia, to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in favor of the election of a director of the Company designated by GPA during the term of such agreements, provided that GPA shall own at least two percent of the voting equity securities of the Company "(on a fully diluted basis)" and provided further that such director designee is reasonably acceptable to





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
AmWest or its designated assignees. Pursuant to the First Amendment to the Stockholders' Agreement, dated as of September 6, 1994 (filed as Exhibit 1 to this Amendment and incorporated herein by this reference), and the First Amendment to the GPA Voting Agreement, dated as of September 6, 1994 (filed as
Exhibit 2 to this Amendment and incorporated herein by this reference), inter alia, the parenthetical term "(on a fully diluted basis)" in each of the agreements has been defined to provide that the percentage of voting equity securities of the Company modified by such term shall be determined (i) as if the 10,384,615 Warrants issued upon consummation of the Plan shall have been exercised for 10,384,615 shares of Class B Common as of the date of such determination and (ii) excluding from such determination any potential dilutive effect of certain warrants, options or rights issued subsequent and related to the confirmation of the Plan.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --  First Amendment to Stockholders' Agreement

Exhibit 2 --  First Amendment to GPA Voting Agreement





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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:  November 22, 1995


                                        CONTINENTAL AIRLINES, INC.



                                        By: /s/ Jennifer L. Vogel
                                           -----------------------------------
                                        Name: Jennifer L. Vogel
                                              Vice President and Assistant
                                              Secretary





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